EXHIBIT 99.1

For Immediate Release 17-2-TR	Date: January 23, 2017

Teck Media and Investor Audiocast Advisory

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) President and Chief Executive Officer, Don Lindsay will be speaking at the CIBC Whistler Institutional Investor Conference on Thursday, January 26, 2017 at 11:00 a.m. Eastern/8:00 a.m. Pacific time. The discussion may include information on company strategy, financial performance and outlook for the company’s business units.

The discussion will be audiocast through the following link at: https://webcasts.welcome2theshow.com/cibcwhistler2017/teck. The replay will be available for three months after the date of the conference.

Alternatively, the audiocast will be available on Teck’s website at: www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com